FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: December 13, 2006	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic signs 3-year contract with new UK poker club

E-gaming software developer wins exclusive contract with DTDPoker.com,

the online home of DUSKTILLDAWN - soon to be the largest live poker venue in Europe

December 13, 2006 (Toronto, ON) — CryptoLogic Inc., a leading software developer to the global Internet gaming industry, has announced an exclusive 3-year contract to be the software provider for www.DTDPoker.com, the online home of the new UK-based poker club, DUSKTILLDAWN. CryptoLogic’s proven poker software launched the new site today.

DUSKTILLDAWN has generated considerable buzz and once its doors open in Nottingham in April 2007, it will be the largest live poker venue in Europe. The company has also applied to be the first fully-licensed dedicated poker facility in the UK.

“With DUSKTILLDAWN, CryptoLogic adds a dynamic brand to its growing list of poker customers,” said Lewis Rose, CryptoLogic’s President and CEO. “This agreement reinforces CryptoLogic’s focus on Europe – and our commitment to maintaining our global leadership in Internet poker. It’s about giving players a superior poker experience — from ‘dusk till dawn’, around the clock and around the world.”

Licensed through subsidiary WagerLogic Limited, the CryptoLogic-developed software will give DTDPoker.com players access to the world’s largest shared poker network that excludes the U.S. This means that players will always find the game they want, in the currency they want, at the stake and level they want — anytime. The company’s new games include Hold’Em BlackjackTM, created exclusively for CryptoLogic licensees, which combines the intensity of poker with the simplicity of blackjack. CryptoLogic has also designed a new tournament leader board, giving Internet poker sites new opportunities to create exciting events, and giving players new opportunities to win.

“We had a number of offers from other online poker software providers but as poker players we knew that CryptoLogic’s poker network is the biggest and best in Europe, has significant capacity to grow, and is highly secure,” said Rob Yong, DUSKTILLDAWN’s Managing Director. “DUSKTILLDAWN will be as exciting online as it is on land — and we trust CryptoLogic to help us deliver a constant flow of features and innovations for players of all levels.”

DTDPoker.com joins the company’s other poker licensees, including williamhillpoker.com, interpoker.com, sunpoker.com, pokerplex.com, classicpoker.com, ukbettingpoker.co.uk, littlewoodspoker.com, and soon-to-be launched Playboy and Betsafe sites.

“CryptoLogic’s integrity and innovation are the keys to success,” said AJ Slivinski, Managing Director of WagerLogic. “The recent additions to our licensee base and our line-up of games and tournament options strengthen our reputation as we build Europe’s #1 Internet poker network.”

TEL (416) 545-1455 FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base around the world. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

About DTDPoker.com and DUSKTILLDAWN

DTDPoker.com is the online poker room of DUSKTILLDAWN, which will be the largest live poker venue in Europe, capable of seating up to 500 poker players with hospitality facilities to satisfy the growing poker entourage that follow these prestigious events. Some of Europe’s highest profile professional poker players are heavily involved in the project, to ensure that the “playing experience” is second to none. DUSKTILLDAWN will take poker outside of the traditional casino environment and bring the fastest growing past time in Europe, poker, to a wider audience. Situated 10km from the airport and 5km from the motorway, the club can provide up to 750 car parking spaces, restaurant, bar, internet cafe and TV facilities. Throughout the process, DUSKTILLDAWN has worked very closely with the UK Gambling Commission to ensure that the venue is fully compliant with UK gaming law.

For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Rowland Communications, (416) 968-7311 (North American media)
Rick Wadsworth, Director of Communications	Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Daniel Tisch, ext. 223/dtisch@argylerowland.com

Corfin Communications (UK media only)
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.